Contact

www.linkedin.com/in/hankspring (LinkedIn)

Hank Spring

Partner at KarpReilly, LLC
Greenwich

Experience

KarpReilly, LLC
Partner
June 2009 - Present (12 years 11 months)

NewStar Financial
Analyst
June 2005 - May 2009 (4 years)

Education

Boston College
B.S., Finance and Accounting · (2003 - 2006)